UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33217
GLG PARTNERS, INC.

(Exact name of registrant as specified in its charter)
399 Park Avenue, 38th Floor, New York, New York 10022
(212) 224-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.0001 par value per share
Warrants, exercisable for one share of Common Stock at an exercise price of $7.50 per share
Units, each consisting of one share of Common Stock, par value $0.0001 per share, and one Warrant

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
          Common Stock: 1
          Warrants: 28
          Units: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, GLG Partners, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2010	By:	/s/ Noam Gottesman
		Name:	Noam Gottesman
		Title:	Chairman of the Board and Co-Chief Executive Officer